EXHIBIT 99.1

B Communications Reports Second Quarter 2011 Financial Results

- Bezeq Delivers Another Strong Quarter -
- Bezeq’s Significant Regular and Special Dividends Continue to Boost BCOM's Cash Position -

Ramat Gan, Israel – August 2, 2011 – B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) today reported its financial results for the quarter ended June 30, 2011 and its cash position and loan repayment status as of June 30, 2011.

Bezeq Delivers Another Strong Quarter
The Bezeq Group reported another strong, stable quarter, delivering revenues of NIS 2.9 billion (US$ 849 million) and operating profit of NIS 935 million (US$ 274 million) in the second quarter. Bezeq’s EBITDA for the second quarter of 2011 totaled NIS 1.3 billion (US$ 381 million), representing an EBITDA margin of 44.35%, and cash flow from operating activities reached NIS 670 million (US$ 196 million).

Debt Repayment Plan Continues to Progress Ahead-of-Schedule
As of June 30, 2011, B Communications had exceeded its original plan for the repayment of the bank debt it incurred to fund its April 2010 acquisition of the controlling interest (approximately 30%) in Bezeq - The Israel Telecommunication Corp., Ltd. (“Bezeq”). From April 14, 2010 through June 30, 2011, B Communications repaid approximately NIS 1.5 billion (US$ 439 million) of its bank debt, including NIS 1,307 million (US$ 383 million) of principal and NIS 223 million (US$ 65 million) of interest and CPI-linked expenses.

Dividends Received from Bezeq
On May 19, 2011, B Communications received two dividends from Bezeq totaling NIS 520 million (US$ 152 million) that consisted of:

•	Current dividend totaling NIS 363 million (US$ 106 million), representing B Communications’ share of Bezeq’s net profit for the second half of 2010; and

•
Special dividend totaling NIS 157 million (US$ 46 million), the first of six equal special dividends to be paid with no interest or index adjustments on a semi-annual basis through 2013, totaling approximately NIS 3 billion (US$ 878 million) over a three year period, as declared by Bezeq's Board of Directors and approved by the Israeli Court.

B Communications’ Cash Position
As of June 30, 2011, B Communications’ unconsolidated cash and cash equivalents totaled NIS 394 million (US$ 115 million), and its unconsolidated gross debt was NIS 4.7 billion (US$ 1.4 billion). Having increased its ownership interest in Bezeq during the first quarter, B Communications now owns 31.23% of the outstanding shares of Bezeq.

B Communications’ Unconsolidated Balance Sheet Data*

	As of June 30, 2011
	(NIS millions)	(US$ millions)
Short term liabilities	478	140
Long term liabilities	4,242	1,242
Total liabilities	4,720	1,382
Cash and cash equivalents	394	115
Total net debt	4,326	1,267

* Does not include the balance sheet of Bezeq.

B Communications’ Second Quarter Financial Results
B Communications’ revenues for the second quarter were NIS 2,893 million (US$ 847 million), an increase of 12.7% compared with NIS 2,566 million (US$ 751 million) reported in the second quarter of 2010. For both the current and the prior-year periods, B Communications’ revenues consisted entirely of its share of Bezeq’s revenues. However, for the second quarter of 2011, B Communications’ revenues included its share of Bezeq's revenues for the entire quarter, while during the second quarter of 2010, B Communications began to consolidate its share of Bezeq’s revenues commencing April 14, 2010, the date of its acquisition of the controlling interest in Bezeq.

B Communications’ net loss for the second quarter totaled NIS 12 million (US$ 3 million) compared with a net loss of NIS 40 million (US$ 12 million) in the second quarter of 2010. This net loss reflected the impact of two significant expenses:

•
Amortization of tangible and identifiable intangible assets resulting from the Bezeq acquisition: According to the standards of business combination accounting, the total purchase price of Bezeq was allocated to Bezeq’s tangible and identifiable intangible assets based on their estimated fair values. During the second quarter of 2011, B Communications recorded amortization expenses of NIS 310 million (US$ 91 million) related to the Bezeq purchase price allocation (“Bezeq PPA”). B Communications is amortizing certain of the acquired identifiable intangible assets in accordance with the future economic benefits expected from such assets using an accelerated method of amortization under which approximately 16% of the acquired identifiable intangible assets were amortized during 2010 and an additional 17% will be amortized during 2011.

•
Financial expenses: B Communications’ financial expenses for the second quarter totaled NIS 98 million (US$ 29 million). These expenses consisted primarily of interest on the long-term loans incurred to finance the Bezeq acquisition, which totaled NIS 86 million (US$ 25 million), and expenses related to our debentures, which totaled NIS 14 million (US$ 4 million).

B Communications’ Unconsolidated Financial Results

	Q2 2011
	(NIS millions)	(US$ millions)
Revenues	-	-
Financial expenses	(98)	(29)
Tax and other expenses	(1)	-
PPA amortization, net	(96)	(28)
Interest in Bezeq's net income	183	54
Net loss	(12)	(3)

Comments of Management

Commenting on the results, Mr. Eli Holtzman, CEO of B Communications, said, “The second quarter was another period of progress during which we continued to accelerate our debt repayment plan, due primarily to the significant current and special dividends that we received on May 19 from Bezeq. We are very pleased with developments at Bezeq, and continue to focus on the smooth execution of our loan repayment plan."

Consolidation of Bezeq Results

•
Bezeq results consolidated for entire second quarter of 2011: B Communications’ results for the second quarter of 2011 reflect the consolidation of the operations of Bezeq for the entire three-month period. However, B Communications’s results for the comparative period of 2010 include Bezeq’s results commencing April 14, 2010, the date of the acquisition.

•
Supplemental unconsolidated results table: To provide investors with transparent insight into its business, B Communications has also provided its results on an unconsolidated basis. B Communications’ interest in Bezeq’s net income is presented as a single line item in the unconsolidated table, (see above, “B Communications’ Unconsolidated Q2 Financial Results”).

Bezeq Group’s Q2 Financial Results

To provide further insight into its results, the we have provided the following summary of the Bezeq Group’s consolidated financial report for the quarter ended June 30, 2011. For a full discussion of Bezeq’s results for the quarter, please refer to http://ir.bezeq.co.il.

Bezeq Group's revenues for the second quarter of 2011 amounted to NIS 2.9 billion (US$ 849 million), a decrease of 3.0% compared to the second quarter of 2010. Bezeq Fixed-Line revenues and Pelephone revenues were negatively affected by the reduction in mobile termination rates that came into effect on January 1, 2011. The decrease in revenues was moderated by growth in Pelephone's revenues from equipment sales and by the consolidation of Walla! (commencing April 25, 2010).

Bezeq Group's operating profit in the second quarter of 2011 amounted to NIS 935 million (US$ 274 million), a decrease of 5.6% compared with the second quarter of 2010. Net profit attributable to the owners of Bezeq in the second quarter amounted to NIS 585 million (US$ 171 million), a decrease of 8.3% compared with the corresponding quarter. EBITDA for the second quarter amounted to NIS 1.28 billion (US$ 375 million) (EBITDA margin of 44.3%), a decrease of 4.1% compared with the corresponding quarter, (EBITDA margin of 44.9%). In the second quarter of 2010, a one-time gain of NIS 57 million (US$ 17 million) was recorded as a result of the consolidation of Walla's operations by Bezeq International. After adjustment for the one-time gain, growth was recorded in each of the above parameters.

Cash flow from operating activities in the second quarter of 2011 was down 31.4% compared with the corresponding quarter in 2010, and amounted to NIS 670 million (US$ 196 million), mainly due to the sharp rise in sales of smartphones and the significant increase in supplier payments whereas subscriber payments for those handsets are made in 36 installments.

Gross investments (CAPEX) in the second quarter of 2011 amounted to NIS 495 million (US$ 145 million), an increase of 15.9% compared with the corresponding quarter in 2010. The increase stemmed, among other things, from the investment in a submarine cable by Bezeq International. The CAPEX to sales ratio was 17.1% in the second quarter of 2011, compared with 14.3% in the second quarter of 2010.

As a result of the decrease in cash flow from operating activities and the increase in CAPEX, free cash flow in the second quarter of 2011 amounted to NIS 264 million (US$ 77 million), compared with NIS 606 million (US$ 177 million) in the corresponding quarter in 2010, a decrease of 56.4%.

As of June 30, 2011, the net financial debt of the Bezeq Group was NIS 6.5 billion (US$ 1.9 billion), compared with NIS 5.0 billion (US$ 1.5 billion) on June 30, 2010. The increase was attributable to issuance of NIS 2.8 billion (US$ 820 million) of debt, of which NIS 2 billion (US$ 586 million) was issued in the second quarter of 2011. In contrast, NIS 1.4 billion (US$ 410 million) of debt was repaid. At the end of June 2011, the ratio of the Bezeq Group's net debt to EBITDA was 1.33, compared with 1.07 at the end of June 2010. We note that an issue of NIS 2.7 billion (US$ 791 million) of debentures at the end of June 2011 is not included in the Group's balance sheet since the consideration was received after the balance sheet date.

Bezeq Group (Consolidated) 1	Q2 2011	Q2 2010	Change
	(NIS millions)
Revenues	2,893	2,981	-3.0%
Operating profit	935	990	-5.6%
EBITDA	1,283	1,338	-4.1%
EBITDA margin	44.3%	44.9%
Net profit attributable to Company shareholders	585	638	-8.3%
Diluted EPS (NIS)	0.21	0.24	-12.5%
Cash flow from operating activities	670	976	-31.4%
Capex payments, net 2	406	370	9.7%
Free cash flow 3	264	606	-56.4%
Net debt/EBITDA (end of period) 4	1.33	1.07
Net debt/shareholders' equity (end of period)	2.66	0.92

1 Bezeq Group results reflect the consolidation of Walla! as of April 25, 2010.
2 Capex data reflects payments related to capex and are based on the cash flow statements.
3 Free cash flow is defined as cash flow from operating activities less net capex payments.
4 EBITDA in this calculation refers to the trailing twelve months.

Notes:
A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of June 30, 2011 and for the periods than ended, and for the comparative periods have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of June 30, 2011 (NIS 3.415 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and Bezeq’s management regularly internally use supplemental non-IFRS financial measures to understand, manage and evaluate our business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand Bezeq’s current and future operating cash flow performance. These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. Bezeq defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present Bezeq’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

About B Communications Ltd.

B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) is a holding company with a single asset: the controlling interest (approximately 31.23%) in Bezeq (www.bezeq.co.il), Israel’s incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel’s telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors. B Communications is a subsidiary of Internet Gold (approximately 78.11%-owned) (NASDAQ Global Select Market and TASE: IGLD) and is part of the Eurocom Group. For more information, please visit the following Internet sites:

www.eurocom.co.il
http://igld.com
www.bcommunications.co.il/
www.ir.bezeq.co.il/

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

B. Communications Ltd.

Consolidated Statement of Financial Position

Convenience
translation into
U.S. dollars
June 30	June 30	June 30	December 31
2011	2011	2010	2010
(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
NIS millions	US$ millions	NIS millions	NIS millions

Assets
Cash and cash equivalents	496	145	312	383
Investments including derivatives	385	113	319	789
Trade receivables	2,855	836	2,678	2,701
Other receivables	237	69	277	228
Inventory	277	81	169	177
Current tax assets	2	1	-	3
Assets classified as held-for-sale	137	40	38	194

Total current assets	4,389	1,285	3,793	4,475

Investments including derivatives	112	33	138	129
Long-term trade and other receivables	1,474	432	940	1,114
Property, plant and equipment	7,487	2,192	5,513	7,392
Intangible assets	8,643	2,531	14,923	9,163
Deferred and other expenses	396	116	687	423
Investments in equity-accounted investee
(mainly loans)	1,050	307	1,136	1,084
Deferred tax assets	259	76	336	254

Total non-current assets	19,421	5,687	23,673	19,559

Total assets	23,810	6,972	27,466	24,034

B. Communications Ltd.

Consolidated Statement of Financial Position (cont’d)

Convenience
translation into
U.S. dollars
June 30	June 30	June 30	December 31
2011	2011	2010	2010
(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
NIS millions	US$ millions	NIS millions	NIS millions

Liabilities
Short-term bank credit, current maturities of
long-term liabilities and debentures	1,666	488	1,982	1,380
Trade payables	1,005	294	1,032	1,061
Other payables including derivatives	891	261	752	816
Dividend payable	668	196	-	-
Current tax liabilities	398	116	254	346
Deferred income	39	11	33	34
Provisions	253	74	371	251
Employee benefits	488	143	454	269
Total current liabilities	5,408	1,583	4,878	4,157

Debentures	2,770	811	2,113	2,776
Bank loans	6,651	1,948	5,869	6,138
Loans from institutions and others	546	160	-	541
Dividend payable	941	276	-	-
Employee benefits	267	78	295	305
Other liabilities	155	45	5	150
Provisions	70	20	73	69
Deferred tax liabilities	1,361	399	2,474	1,555
Total non-current liabilities	12,761	3,737	10,829	11,534

Total liabilities	18,169	5,320	15,707	15,691

Equity

Total equity attributable to Company's
shareholders	945	277	1,356	1,212
Non-controlling interest	4,696	1,375	10,403	7,131
Total equity	5,641	1,652	11,759	8,343

Total liabilities and equity	23,810	6,972	27,466	24,034

B. Communications Ltd.

Consolidated Statements of Operations

(In millions, except share data)

Six months period ended			Three months period ended			Year ended
June 30,			June 30,			December 31,
	Convenience			Convenience
	translation			translation
	into			into
	U.S. dollars			U.S. dollars
2011	2011	2010	2011	2011	2010	2010
NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	5,806	1,700	2,566	2,893	847	2,566	8,657

Cost and expenses
Depreciation and amortization	1,398	409	484	698	204	484	2,294
Salaries	1,073	314	433	540	158	433	1,488
General and operating expenses	2,264	663	1,055	1,132	332	1,042	3,640
Other operating expenses
(income), net	282	83	(52)	32	9	7	5

	5,017	1,469	1,920	2,402	703	1,966	7,427

Operating income	789	231	646	491	144	600	1,230

Finance expenses, net	239	70	124	127	37	123	287

Income after financing
expenses, net	550	161	522	364	107	477	943

Share in losses of
equity-accounted investee	137	40	83	72	21	83	235

Income before income tax	413	121	439	292	86	394	708
Income tax	204	60	168	116	34	148	385

Net income	209	61	271	176	52	246	323

Attributable to:
Owners of the Company	(67)	(20)	(15)	(12)	(3)	(40)	(140)
Non-controlling interest	276	81	286	188	55	286	463
Net income	209	61	271	176	52	246	323

Income (loss) per share, basic
Net income (loss) per share	(2.29)	(0.67)	(0.55)	(0.45)	(0.13)	(0.37)	(4.83)

Income (loss) per share, diluted
Net income (loss) per share	(2.33)	(0.68)	(0.55)	(0.48)	(0.14)	(0.37)	(4.93)